UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM N-8F

APPLICATION FOR DEREGISTRATION

OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☒ Liquidation

☐ Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: RJ Private Credit Income Fund (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-24040

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

880 Carillon Parkway

St. Petersburg, FL 33716

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kenneth Burdon

Simpson Thacher & Bartlett LLP

855 Boylston Street

Boston, MA 02116

(617) 778-9001

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Carillon Tower Advisers, Inc. d/b/a Raymond James Investment Management

880 Carillon Parkway

St. Petersburg, Florida 33716

(800) 521-1195

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end ☒ Closed-end

10.	State law which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Carillon Tower Advisers, Inc. d/b/a Raymond James Investment Management

880 Carillon Parkway

St. Petersburg, FL 33716

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Carillon Fund Distributors, Inc.

880 Carillon Parkway

St. Petersburg, FL 33716

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: September 4, 2026

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund’s Second Amended and Restated Declaration of Trust does not require a shareholder vote to liquidate and terminate the Fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions):

April 7, 2026

Such distribution was ratified by board action on September 4, 2026 (see Exhibit A).

(b)	Were the distributions made on the basis of net assets?

☒ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes ☐ No

If No,

(a)	How many shareholders does the fund have as of the date of this form is filed?

(b)	Describe the relationship of each remaining shareholders to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☒ No

The Fund has incurred organizational and offering expenses that the Fund’s investment adviser has paid and will not recoup from the Fund.

If Yes,

(a)	Describe the type and amount of each debt or other liability: N/A

(b)	How does the fund intend to pay these outstanding debts or other liabilities? N/A

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

The Fund will not incur any expenses in connection with the Liquidation because the Fund’s investment adviser will pay such expenses and will not recoup them from the Fund. The Fund expects that these expenses will amount to approximately $10,000 in legal fees.

(b)	How were those expenses allocated? See response to Item 22(a).

(c)	Who paid those expenses? See response to Item 22(a).

(d)	How did the fund pay for unamortized expenses (if any)? See response to Item 22(a).

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative processing?

☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: N/A

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-____ N/A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of RJ Private Credit Income Fund, (ii) he is Chief Executive Officer, President, and Sole Trustee of the RJ Private Credit Income Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Matthew Sperber
Matthew Sperber
Chief Executive Officer, President, and Sole Trustee
RJ Private Credit Income Fund

EXHIBIT A

EXCERPT FROM

RJ PRIVATE CREDIT INCOME FUND

UNANIMOUS WRITTEN CONSENT

OF THE BOARD OF TRUSTEES

SEPTEMBER 4, 2026

. . ..

NOW, THEREFORE, BE IT RESOLVED, that the liquidation of the assets of the Company, the winding up of its business and affairs and the dissolution of the Company are advisable and in the best interests of the Company and are approved; and be it

. . .

FURTHER RESOLVED, that all prior and subsequent acts and deeds of the trustees, officers, employees, agents, attorneys and other representatives of the Company in connection with the subject of any of the foregoing resolutions are ratified, confirmed, approved and adopted as the acts and deeds of the Company.